SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.    )*

Universe Pharmaceuticals INC

(Name of Issuer)

Ordinary shares, $0.003125 par value per share

(Title of Class of Securities)

G9442G104**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number G9442G104 has been assigned to the ordinary shares (“Ordinary Shares”) of the Issuer, which are listed on the Nasdaq Global Market under the symbol “UPC.”

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9442G104

1	Name of Reporting Person Sununion Holding Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 12,480,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,480,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,480,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 57.38% (2)
12	Type of Reporting Person FI

(1)	Represents 12,480,000 ordinary shares held by Sununion Holding Group Limited, a British Virgin Islands company owned as to 91.4% by Mr. Gang Lai.

(2)	The beneficial ownership percentage is calculated based on 21,750,000 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

CUSIP No. G9442G104

1	Name of Reporting Person Gang Lai
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Commonwealth of Dominica

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 12,480,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,480,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,480,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 57.38% (2)
12	Type of Reporting Person IN

(1)	Represents 12,480,000 ordinary shares held by Sununion Holding Group Limited, a British Virgin Islands company owned as to 91.4% by Mr. Gang Lai.

(2)	The beneficial ownership percentage is calculated based on 21,750,000 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

ITEM 1.

(a)	Name of Issuer:

Universe Pharmaceuticals INC

(b)	Address of Issuer’s Principal Executive Offices:

265 Jingjiu Avenue, Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, People’s Republic of China 343100

ITEM 2.

(a)	Name of Person Filing:

(i)	Sununion Holding Group Limited
(ii)	Gang Lai

(collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The addresses of the Reporting Persons are:

(i)	Sununion Holding Group Limited

Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

(ii)	Gang Lai

265 Jingjiu Avenue, Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, People’s Republic of China 343100

(c)	Citizenship:

(i)	Sununion Holding Group Limited

British Virgin Islands

(ii)	Gang Lai

Commonwealth of Dominica

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.003125 per share

(e)	CUSIP Number: G9442G104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Beneficial Ownership(1)	Percentage of Total Ordinary Shares(1)(3)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)
Sununion Holding Group Limited (2)	12,480,000	57.38%	0	12,480,000	0	12,480,000
Gang Lai	12,480,000	57.38%	0	12,480,000	0	12,480,000

(1)	Represents the number of ordinary shares beneficially owned by Gang Lai through Sununion Holding Group Limited as of December 31, 2021.

(2)	Sununion Holding Group Limited is owned as to 91.4% and controlled by Gang Lai.

(3)	The beneficial ownership percentage is calculated based on 21,750,000 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Sununion Holding Group Limited

/s/ Gang Lai
Name: Gang Lai
Title: Sole Director

/s/ Gang Lai
Name: Gang Lai